Exhibit 99.1

Yunji Announces Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

Hangzhou, CHINA, March 20, 2023 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20221.

Fourth Quarter 2022 Highlights

•

Total revenues in the fourth quarter of 2022 were RMB288.7 million (US$41.9 million), compared with RMB471.4 million in the same period of 2021. The decrease was primarily due to the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, causing near-term decreases in sales, and changes in consumers’ consumption confidence and habits during the COVID-19 pandemic.

•	Repeat purchase rate[2] in the twelve months ended December 31, 2022 was 81.8%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “During the fourth quarter of 2022, our platform’s order volume was negatively impacted by pandemic-related restrictions in October and November 2022. Following relaxation of these restrictions, our order fulfillment was impeded due to a logistics workforce shortage caused by the rapid spread of COVID infections throughout the country. Nonetheless, our repeat purchase rate reached 81.8%, demonstrating the strength of our featured products and the continued popularity of our platform and its virtual community groups. Bolstered by the operational capabilities we honed and the valuable experience we gained during the pandemic, we are well-positioned to nimbly and prudently capture market opportunities as consumer confidence gradually recovers during 2023.”

“In the fourth quarter of 2022, our continued cost structure optimizations and efficiency enhancements achieved significant results, resulting in total operating expenses decreased by 22.0% to RMB152.7 million (US$22.1 million) from RMB195.6 million in the same period of 2021. Our strong cash position and healthy financial condition provide a solid foundation for the further development of our private labels, allowing us to seize the opportunities created by the expected consumption recovery in 2023,” said Mr. Peng Zhang, Yunji’s Vice President of Finance.

Fourth Quarter 2022 Unaudited Financial Results

Total revenues were RMB288.7 million (US$41.9 million), compared with RMB471.4 million in the same period of 2021. The decrease was primarily due to (i) the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, causing near-term decreases in sales, and (ii) changes in consumers’ consumption confidence and habits during the COVID-19 pandemic.

•	Revenues from sales of merchandise were RMB241.3 million (US$35.0 million), compared with RMB389.4 million in the same period of 2021.

•	Revenues from the marketplace business were RMB42.9 million (US$6.2 million), compared with RMB73.6 million in the same period of 2021.

•	Other revenues were RMB4.5 million (US$0.7 million), compared with RMB8.3 million in the same period of 2021.

Total cost of revenues decreased by 40.1% to RMB170.6 million (US$24.7 million), or 59.2% of total revenues, from RMB284.9 million, or 60.4% of total revenues, in the same period of 2021. The decrease was mainly attributable to the decline in merchandise sales, for which revenues are recognized on a gross basis. Total cost of revenues was mainly comprised of the costs related to the sales of merchandise in the fourth quarter of 2022.

Total operating expenses decreased by 22.0% to RMB152.7 million (US$22.1 million) from RMB195.6 million in the same period of 2021.

•

Fulfillment expenses decreased by 31.6% to RMB31.8million (US$4.6 million), or 11.0% of total revenues, from RMB46.5 million, or 9.9% of total revenues, in the same period of 2021. The decrease was primarily due to reduced warehousing and logistics expenses due to lower merchandise sales.

•

Sales and marketing expenses decreased by 24.8% to RMB59.0 million (US$8.5 million), or 20.4% of total revenues, from RMB78.4 million, or 16.6% of total revenues, in the same period of 2021. The decrease was mainly due to (i) the reduction in personnel costs as a result of staffing structure refinements, (ii) a decrease in member management fees, and (iii) a decrease in marketplace business platform promotion expenses.

•

Technology and content expenses decreased by 35.7% to RMB17.0 million (US$2.5 million), or 5.9% of total revenues, from RMB26.4 million, or 5.6% of total revenues, in the same period of 2021. The decrease was mainly due to (i) the reduction in personnel costs as a result of staffing structure refinements, and (ii) reduced cloud services costs.

•	General and administrative expenses increased by 1.4% to RMB44.9 million (US$6.5 million), or 15.6% of total revenues, from RMB44.3 million, or 9.4% of total revenues, in the same period of 2021.

Loss from operations was RMB33.1 million (US$4.8 million), compared with income from operations of RMB3.6 million in the same period of 2021.

Financial income, net was RMB8.4 million (US$1.2 million), compared with financial income, net of RMB81.8 million in the same period of 2021, primarily due to a decrease in fair value changes of equity securities investments.

Net loss was RMB38.2 million (US$5.5 million), compared with net income of RMB57.9 million in the same period of 2021.

Adjusted net loss (non-GAAP)3 was RMB31.0 million (US$4.5 million), compared with adjusted net income of RMB71.0 million in the same period of 2021.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.02, compared with basic and diluted net earnings per share attributable to ordinary shareholders of RMB0.03 in the same period of 2021.

Fiscal Year 2022 Unaudited Financial Results

Total revenues were RMB1,154.1 million (US$167.3 million), compared with RMB2,155.4 million in the full year of 2021. The decrease was primarily due to (i) the negative impact of the outbreaks of the highly-transmissible Delta and Omicron variants of COVID-19 in 2022 on the Company’s operations, and (ii) the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, causing near-term decreases in sales.

•	Revenues from sales of merchandise were RMB965.8 million (US$140.0 million), compared with RMB1,798.9 million in the full year of 2021.

•	Revenues from the marketplace business were RMB170.6 million (US$24.7 million), compared with RMB321.9 million in the full year of 2021.

•	Other revenues were RMB17.7 million (US$2.6 million), compared with RMB34.6 million in the full year of 2021.

Total cost of revenues decreased by 51.5% to RMB651.6 million (US$94.5 million) from RMB1,343.4 million in the full year of 2021. This decrease was mainly attributable to the same factors that led to the quarterly decrease.

Total operating expenses were RMB602.7 million (US$87.4 million), compared with RMB849.0 million in the full year of 2021.

•

Fulfillment expenses decreased by 20.5% to RMB160.7 million (US$23.3 million), or 13.9% of total revenues, from RMB202.0 million, or 9.4% of total revenues, in the full year of 2021, mainly due to (i) reduced warehousing and logistics expenses due to lower merchandise sales, and (ii) decreased service fees charged by third-party payment settlement platforms.

•

Sales and marketing expenses decreased by 27.5% to RMB214.8 million (US$31.2 million), or 18.6% of total revenues, from RMB296.0 million, or 13.7% of total revenues, in the full year of 2021. The decrease was mainly due to (i) the reduction in personnel costs as a result of staffing structure refinements, (ii) a decrease in member management fees, and (iii) a decrease in marketplace business platform promotion expenses, partially offset by an increase in private label promotion expenses.

•

Technology and content expenses decreased by 34.8% to RMB81.4 million (US$11.8 million), or 7.1% of total revenues, from RMB124.9 million, or 5.8% of total revenues, in the full year of 2021, mainly due to the same factors that led to the quarterly decrease.

•

General and administrative expenses decreased by 35.5% to RMB145.9 million (US$21.1 million), or 12.6% of total revenues, from RMB226.1 million, or 10.5% of total revenues, in the full year of 2021, primarily due to (i) reduced personnel costs as a result of staffing structure refinements, (ii) lower professional service fees, and (iii) a decrease in share-based compensation expenses.

Loss from operations was RMB78.6 million (US$11.4 million), compared with income from operations of RMB17.4 million in the full year of 2021.

Financial loss, net was RMB14.4 million (US$2.1 million), compared with financial income, net of RMB80.1 million in the full year of 2021, mainly due to the same factors that led to the quarterly change.

Net loss was RMB138.4 million (US$20.1 million), compared with net income of RMB132.3 million in the full year of 2021.

Adjusted net loss3 was RMB108.2 million (US$15.7 million), compared with adjusted net income of RMB188.2 million in the full year of 2021.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.07 (US$0.01), compared with basic and diluted net earnings per share attributable to ordinary shareholders of RMB0.06 in the full year of 2021.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Monday, March 20, 2023, at 7:00 A.M. Eastern Time or 7:00 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Yunji Inc.

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	1-877-344-7529
International	1-412-317-0088
Replay Access Code	3526190

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	567,204	414,634	60,116
Restricted cash	62,528	42,109	6,105
Short-term investments	380,052	212,003	30,738
Accounts receivable, net (Allowance for credit losses of RMB7,225 and RMB16,762, respectively)	118,166	94,111	13,645
Advance to suppliers	59,437	32,738	4,747
Inventories, net	84,500	54,651	7,924
Amounts due from related parties	2,532	202	29
Prepaid expenses and other current assets (Allowance for credit losses of RMB4,791 and RMB14,510, respectively) [5]	430,717	362,065	52,494

Total current assets	1,705,136	1,212,513	175,798

Non-current assets
Property and equipment, net	12,842	168,928	24,492
Long-term investments	381,401	414,325	60,071
Deferred tax assets	17,497	—	—
Operating lease right-of-use assets, net	5,420	231	34
Other non-current assets (Allowance for credit losses of RMB488 and RMB2,091, respectively)	227,674	96,414	13,979

Total non-current assets	644,834	679,898	98,576

Total assets	2,349,970	1,892,411	274,374

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	254,839	138,903	20,139
Deferred revenue	105,752	21,748	3,153
Incentive payables to members[4]	265,612	207,331	30,060
Member management fees payable	15,570	11,087	1,607
Other payable and accrued liabilities	202,786	145,527	21,099
Amounts due to related parties	15,630	10,608	1,538
Operating lease liabilities - current	5,571	1,162	169

Total current liabilities	865,760	536,366	77,765

Non-current liabilities
Operating lease liabilities	3,123	145	21
Deferred tax liabilities	2,572	—	—

Total non-current liabilities	5,695	145	21

Total Liabilities	871,455	536,511	77,786

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(44,228)	(98,709)	(14,311)
Additional paid-in capital	7,342,344	7,333,144	1,063,206
Statutory reserve	14,019	16,078	2,331
Accumulated other comprehensive (loss)/income	(15,664)	63,113	9,151
Accumulated deficit	(5,818,645)	(5,958,666)	(863,925)

Total Yunji Inc. shareholders’ equity	1,477,896	1,355,030	196,462
Non-controlling interests	619	870	126

Total shareholders’ equity	1,478,515	1,355,900	196,588

Total liabilities and shareholders’ equity	2,349,970	1,892,411	274,374

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2021	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	389,446	241,278	34,982	1,798,882	965,796	140,027
Marketplace revenue	73,607	42,921	6,223	321,844	170,561	24,729
Other revenues	8,331	4,494	652	34,635	17,757	2,574

Total revenues	471,384	288,693	41,857	2,155,361	1,154,114	167,330

Operating cost and expenses:
Cost of revenues	(284,919)	(170,570)	(24,730)	(1,343,386)	(651,578)	(94,470)
Fulfilment	(46,503)	(31,814)	(4,613)	(202,026)	(160,680)	(23,296)
Sales and marketing	(78,405)	(58,942)	(8,546)	(296,049)	(214,783)	(31,141)
Technology and content	(26,422)	(16,990)	(2,463)	(124,854)	(81,382)	(11,799)
General and administrative	(44,314)	(44,920)	(6,513)	(226,110)	(145,857)	(21,147)

Total operating cost and expenses	(480,563)	(323,236)	(46,865)	(2,192,425)	(1,254,280)	(181,853)

Other operating income	12,729	1,404	204	54,416	21,599	3,132

Income/(loss) from operations	3,550	(33,139)	(4,804)	17,352	(78,567)	(11,391)
Financial income/(loss), net	81,844	8,353	1,211	80,061	(14,356)	(2,081)
Foreign exchange (loss)/income, net	(281)	3,311	480	(1,300)	(15,697)	(2,276)
Other non-operating (loss)/income, net	(5,977)	11	2	112,909	2,072	300

Income/(loss) before income tax expense, and equity in loss of affiliates, net of tax	79,136	(21,464)	(3,111)	209,022	(106,548)	(15,448)
Income tax expense	(19,556)	(11,344)	(1,645)	(60,501)	(24,791)	(3,594)
Equity in loss of affiliates, net of tax	(1,636)	(5,409)	(784)	(16,237)	(7,051)	(1,022)

Net income/(loss)	57,944	(38,217)	(5,540)	132,284	(138,390)	(20,064)
Less: net income/(loss) attributable to non-controlling interests shareholders	12	6	1	318	(217)	(31)

Net income/(loss) attributable to YUNJI INC.	57,932	(38,223)	(5,541)	131,966	(138,173)	(20,033)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2021	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) attributable to ordinary shareholders	57,932	(38,223)	(5,541)	131,966	(138,173)	(20,033)

Net income/(loss)	57,944	(38,217)	(5,540)	132,284	(138,390)	(20,064)
Other comprehensive (loss)/income
Foreign currency translation adjustment	(16,521)	(15,242)	(2,210)	(25,116)	78,777	11,422

Total comprehensive income/(loss)	41,423	(53,459)	(7,750)	107,168	(59,613)	(8,642)
Less: total comprehensive income/(loss) attributable to non-controlling interests shareholders	12	6	1	318	(217)	(31)

Total comprehensive income/(loss) attributable to YUNJI INC.	41,411	(53,465)	(7,751)	106,850	(59,396)	(8,611)

Net income/(loss) attributable to ordinary shareholders	57,932	(38,223)	(5,541)	131,966	(138,173)	(20,033)
Weighted average number of ordinary shares used in computing net earnings/(loss) per share, basic and diluted	2,142,400,718	2,029,131,769	2,029,131,769	2,139,963,573	2,088,319,721	2,088,319,721

Net earnings/ (loss) per share attributable to ordinary shareholders
Basic	0.03	(0.02)	—	0.06	(0.07)	(0.01)
Diluted	0.03	(0.02)	—	0.06	(0.07)	(0.01)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2021	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	597	1,152	167	4,378	4,388	636
General and administrative	11,754	5,326	773	49,052	23,994	3,479
Fulfillment	336	305	44	930	1,229	178
Sales and marketing	373	479	69	1,550	539	78

Total	13,060	7,262	1,053	55,910	30,150	4,371

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2021	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net income/(loss) to Adjusted net income/(loss):
Net income/(loss)	57,944	(38,217)	(5,540)	132,284	(138,390)	(20,064)
Add: Share-based compensation	13,060	7,262	1,053	55,910	30,150	4,371

Adjusted net income/(loss)	71,004	(30,955)	(4,487)	188,194	(108,240)	(15,693)

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8972 to US$1.00, the exchange rate in effect as of December 31, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

3.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

4.	As of December 31, 2022, the decrease in incentive payables was mainly due to derecognition of long-aged payables to inactive members starting this year.
5.

As of December 31, 2022, Short-term loan receivables of amount RMB 269,314 were included in the Prepaid expenses and other current assets balance, which represent the principal and interest to be collected on loans provided by the Group to third-party companies.